Section 18 - Proxy Voting

RiverNorth Capital Management, LLC

PROXY VOTING POLICIES AND PROCEDURES

Pursuant to the adoption by the Securities and Exchange Commission (the “Commission”) of Rule 206(4)-6 (17 CFR 275.206(4)-6) and amendments to Rule 204-2 (17 CFR 275.204-2) under the Investment Advisers Act of 1940 (the “Act”), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Act, for an investment adviser to exercise voting authority with respect to client securities, unless (i) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interests of its clients, (ii) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (iii) the adviser discloses to clients how they may obtain information on how the adviser voted their proxies.

In its standard investment advisory agreement, RiverNorth Capital Management, LLC (“RiverNorth”) specifically states that it does not vote proxies unless otherwise directed by the client and the client, including clients governed by ERISA, is responsible for voting any proxies.   Therefore, RiverNorth will not vote proxies for these clients.  However, RiverNorth will vote proxies on behalf of its investment company clients and hedge fund clients ("Funds"). RiverNorth has instructed all custodians, other than Fund custodians, to forward proxies directly to its clients, and if RiverNorth accidentally receives a proxy for any non-Fund client, current or former, RiverNorth will promptly forward the proxy to the client. In order to fulfill its responsibilities to Funds, RiverNorth has adopted the following policies and procedures for proxy voting with regard to companies in any Funds’ investment portfolios.

OVERVIEW

The Proxy Voting Policies and Procedures are designed to protect the best interests of the Funds. RiverNorth does not delegate or rely on any third-party service provider for voting recommendations.

KEY OBJECTIVES

The key objectives of these policies and procedures recognize that a company’s management is entrusted with the day-to-day operations and longer term strategic planning of the company, subject to the oversight of the company’s board of directors. While “ordinary business matters” are primarily the responsibility of management and should be approved solely by the corporation’s board of directors, these objectives also recognize that the company’s shareholders must have final say over how management and directors are performing, and how shareholders’ rights and ownership interests are handled, especially when matters could have substantial economic implications to the shareholders.

Therefore, RiverNorth will pay particular attention to the following matters in exercising our proxy voting responsibilities as a fiduciary for the Funds:

•	Accountability. Each company should have effective means in place to hold those entrusted with running a company’s business accountable for their actions. Management of a company should be accountable to its board of directors and the board should be accountable to shareholders.

•	Alignment of Management and Shareholder Interests. Each company should endeavor to align the interests of management and the board of directors with the interests of the company’s shareholders. For example, we generally believe that compensation should be designed to reward management for doing a good job of creating value for the shareholders of the company.

•	Transparency. Promotion of timely disclosure of important information about a company’s business operations and financial performance enables investors to evaluate the performance of a company and to make informed decisions about the purchase and sale of a company’s securities.

DECISION METHODS

RiverNorth generally believes that the individual portfolio managers that invest in and track particular companies are the most knowledgeable and best suited to make decisions with regard to proxy votes. Therefore, RiverNorth relies on those individuals to make the final decisions on how to cast proxy votes.

No set of proxy voting guidelines can anticipate all situations that may arise. In special cases, RiverNorth may seek insight from its managers and analysts on how a particular proxy proposal will impact the financial prospects of a company, and vote accordingly.

In some instances, a proxy vote may present a conflict between the interests of a Fund, on the one hand, and RiverNorth’s interests or the interests of a person affiliated with us, on the other. In such a case, RiverNorth will abstain from making a voting decision and will forward all of the necessary proxy voting materials to the client to enable the client to cast the votes.

Notwithstanding the forgoing, the following policies will apply to investment company shares owned by a Fund. The Investment Company Act of 1940, as amended, (the “Act”) defines an “investment company” to include mutual funds, money market funds, closed-end funds (including preferred shares of a closed-end fund), and exchange traded funds. Under Section 12(d)(1) of the Act, a fund may only invest up to 5% of its total assets in the securities of any one investment company, but may not own more than 3% of the outstanding voting stock of any one investment company or invest more than 10% of its total assets in the securities of other investment companies. However, Section 12(d)(1)(F) of the Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by a fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the fund and all affiliated persons of the fund; and (ii) the fund is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% percent. Therefore, each Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions unless it is determined that the Fund is not relying on Section 12(d) (1) (F):

•	when the Fund exercises voting rights, by proxy or otherwise, with respect to any investment company owned by the Fund, the Fund will either

o	seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or

o	vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Under Section 12(d)(1)-(4) of the Act, an investment company (including exchange traded funds (“ETFs”), or closed-end funds), or business development company (“BDC”), is allowed to acquire securities of any other registered investment company or BDC in excess of the limitations in Section 12(d)(1). For purposes of these policies and procedures, the term “Acquiring Fund” means a fund that invests in any other registered investment company and “Acquired Fund” means a fund that is being acquired by another registered investment company.

When an investment company is relying on 12(d)(1)-(4), the investment company must comply with the following provisions regarding proxy voting:

•	Limits on Control and Voting. When an investment company acquires shares of another investment company (Acquiring Fund), its advisory group[1] is prohibited from controlling[2], individually or in the aggregate, of the Acquired Fund. An Acquiring Fund and its advisory group are required to use mirror voting when they hold more than: (i) 25 percent of the outstanding voting securities of an Acquired Fund that is an open-end fund or UIT due to a decrease in the outstanding voting securities of the Acquired Fund; or (ii) 10 percent of the outstanding voting securities of an Acquired Fund that is a closed-end fund or BDC. In assessing whether a Fund is deemed to have control, the Acquiring Fund is required to aggregate its investment in an Acquired Fund with the investment of the Acquiring Fund’s advisory group. The Acquiring Fund and its advisory group are required to use pass-through voting (i.e., seek voting instructions from the Acquiring Fund’s own shareholders and vote accordingly) in situations where (1) all holders of an Acquired Fund’s outstanding voting securities are required by Rule 12d1-4 or Section 12(d)(1) of the 1940 Act to use mirror voting, or (2) mirror voting by an Acquiring Fund is not possible (for example, when Acquiring Funds are the only shareholders of an Acquired Fund).

•	Exceptions from the Control and Voting Conditions. The control and voting conditions described above do not apply when: (i) an Acquiring Fund is within the same group of investment companies as an Acquired Fund; or (ii) the Acquiring Fund’s investment sub-advisor or any person controlling, controlled by, or under common control with such investment sub-advisor acts as the Acquired Fund’s investment advisor or depositor.

PROXY VOTING GUIDELINES

Election of the Board of Directors

We believe that good corporate governance generally starts with a board composed primarily of independent directors, unfettered by significant ties to management, all of whose members are elected annually. We also believe that turnover in board composition promotes independent board action; fresh approaches to governance, and generally has a positive impact on shareholder value. We will generally vote in favor of non-incumbent independent directors.

The election of a company’s board of directors is one of the most fundamental rights held by shareholders. Because a classified board structure prevents shareholders from electing a full slate of directors annually, we will generally support efforts to declassify boards or other measures that permit shareholders to remove a majority of directors at any time, and will generally oppose efforts to adopt classified board structures.

Approval of Independent Auditors

RiverNorth believes that the relationship between a company and its auditors should be limited primarily to the audit engagement, although it may include certain closely related activities that do not raise an appearance of impaired independence.

[1]	Rule 12d1-4 defines “advisory group” as either: (i) an Acquiring Fund’s investment advisor or depositor and any person controlling, controlled by, or under common control with such investment advisor or depositor; or (ii) an Acquiring Fund’s investment sub-advisor and any person controlling, controlled by, or under common control with such investment sub-advisor.
[2]	“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The 1940 Act creates a rebuttable presumption that any person who, directly or indirectly, beneficially owns more than 25% of the voting securities of a company is deemed to control the company. Accordingly, an Acquiring Fund and its advisory group could own up to 25% of the outstanding shares of an Acquired Fund without being presumed to control the Acquired Fund. A determination of control depends on the facts and circumstances of the particular situation and does not turn solely on ownership of voting securities of a company.

RiverNorth will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with a company to determine whether we believe independence has been, or could be, compromised.

Equity-based compensation plans

RiverNorth believes that appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of shareholders and the interests of directors, management, and employees by providing incentives to increase shareholder value. Conversely, we are opposed to plans that substantially dilute ownership interests in the company, provide participants with excessive awards, or have inherently objectionable structural features.

RiverNorth will generally support measures intended to increase stock ownership by executives and the use of employee stock purchase plans to increase company stock ownership by employees. These may include:

•	Requiring senior executives to hold stock in a company.
•	Requiring stock acquired through option exercise to be held for a certain period of time.

These are guidelines, and we consider other factors, such as the nature of the industry and size of the company, when assessing a plan’s impact on ownership interests.

Corporate Structure

RiverNorth views the exercise of shareholders’ rights, including the rights to act by written consent, to call special meetings and to remove directors, to be fundamental to good corporate governance.

Because classes of common stock with unequal voting rights limit the rights of certain shareholders, RiverNorth generally believes that shareholders should have voting power equal to their equity interest in the company and should be able to approve or reject changes to a company’s by-laws by a simple majority vote.

RiverNorth will generally support the ability of shareholders to cumulate their votes for the election of directors.

Shareholder Rights Plans

While RiverNorth recognizes that there are arguments both in favor of and against shareholder rights plans, also known as poison pills, such measures may tend to entrench current management, which RiverNorth generally considers to have a negative impact on shareholder value. Therefore, while RiverNorth will evaluate such plans on a case by case basis, we will generally oppose such plans.

PROXY SERVICE PROVIDER OVERSIGHT

RiverNorth uses Broadridge Financial Solutions Inc.’s ProxyEdge (“ProxyEdge”) as our third-party service provider for voting proxies. ProxyEdge, as a RiverNorth service provider, is monitored by RiverNorth through its proxy service and undergoes an initial and periodic due diligence review.

The initial due diligence of a third-party service provider for proxy services includes a review of the service provider’s compliance policies and procedures, records of any administrative proceedings against the firm, interview with key personnel, review the information technology and cybersecurity controls in place to protect vital data and discussions with other clients of the service provider.

For a periodic due diligence, RiverNorth requires its third-party service provider for proxy services to complete a Due Diligence Questionnaire (DDQ). As with the initial due diligence, the DDQ will cover the service provider’s compliance policies and procedures, records of any administrative proceedings against the firm and information technology and cybersecurity controls in place to protect vital data. It will also include an evaluation of any material changes in services or operations of the third-party service provider for proxy services.

CLIENT INFORMATION

A copy of these Proxy Voting Policies and Procedures is available to our clients, without charge, upon request, by calling 1-800-646-0148. RiverNorth will send a copy of these Proxy Voting Policies and Procedures within three (3) business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery. In addition, RiverNorth will provide each client, without charge, upon request, information regarding the proxy votes cast by us with regard to the client’s securities.

TESTING PROCEDURES

On a monthly basis, the Chief Compliance Officer (“CCO”) or his designee shall obtain periodic affirmations from employees responsible for voting proxies that all outstanding proxies have been voted. On a periodic basis, the CCO or his designee shall review a sample of all proxies for compliance with these policies and procedures.

Revised	2/12/2013
11/7/2014
7/1//2021
3/01/2022
7/1/2024